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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Doral Financial Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
25811P100
(CUSIP Number)
David E. King
Doral Holdings Delaware, LLC
c/o Bear Stearns Merchant Banking
383 Madison Avenue
New York, New York 10179
(212) 272-2000

Copies to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25811P100

1	NAMES OF REPORTING PERSONS: Doral Holdings Delaware, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		968,253,968

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		968,253,968

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	968,253,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	90.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* Based on 1,076,202,204 shares of Issuer Common Stock outstanding as of July 19, 2007, as provided by the Issuer.

2

CUSIP No.	25811P100

1	NAMES OF REPORTING PERSONS: Doral Holdings, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		968,253,968

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		968,253,968

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	968,253,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	90.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* Based on 1,076,202,204 shares of Issuer Common Stock outstanding as of July 19, 2007, as provided by the Issuer.

3

CUSIP No.	25811P100

1	NAMES OF REPORTING PERSONS: Doral GP Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		968,253,968

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		968,253,968

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	968,253,968

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	90.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* Based on 1,076,202,204 shares of Issuer Common Stock outstanding as of July 19, 2007, as provided by the Issuer.

4

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Issuer Common Stock”), of Doral Financial Corporation, a Puerto Rico corporation (the “Issuer” or “Doral”). The principal executive offices of the Issuer are located at 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.
Item 2. Identity and Background
     This statement is being filed jointly by Doral Holdings Delaware, LLC, a Delaware limited liability company, Doral Holdings, L.P., a Cayman Islands limited partnership, and Doral GP Ltd., a Cayman Islands exempted company (collectively, the “Reporting Persons”). The principal executive offices of Doral Holdings Delaware, LLC, Doral Holdings, L.P. and Doral GP Ltd. are located at c/o Bear Stearns Merchant Banking, 383 Madison Avenue, New York, New York 10179. Doral Holdings Delaware, LLC is principally engaged in the business of investing in securities of the Issuer, Doral Holdings, L.P. is principally engaged in the business of serving as the managing member of Doral Holdings Delaware, LLC and Doral GP Ltd. is principally engaged in the business of serving as the general partner of Doral Holdings, L.P.
     Doral GP Ltd. has a five-member board of directors (listed in Schedule I hereto) with five of the members of Doral GP Ltd. (listed in Schedule I hereto) each having the right to designate one director for election to the Doral GP Ltd. board of directors. The name, business address, citizenship and present principal occupation or employment of each director of Doral GP Ltd. and the name and principal business and address of any organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.
     During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On July 19, 2007, Doral Holdings Delaware, LLC purchased 968,253,968 shares of Issuer Common Stock pursuant to the Stock Purchase Agreement, dated as of May 16, 2007, a copy of which is incorporated by reference as Exhibit 2 to this Statement (the “Purchase Agreement”), by and among the Issuer, Doral Holdings Delaware, LLC, and (solely to the extent provided therein) Doral Holdings, L.P. for an aggregate purchase price of $610,000,000. The funds required for the payment of the purchase price were obtained from a capital call to Doral Holdings, L.P.’s limited partners in respect of previously made commitments and such funds, along with funds from the other member of Doral Holdings Delaware, LLC, were contributed to Doral Holdings Delaware, LLC.
Item 4. Purpose of Transaction
     On July 19, 2007, in connection with the purchase of the shares of Issuer Common Stock pursuant to the Purchase Agreement, Doral Holdings Delaware, LLC and the Issuer entered into a

Securityholders and Registration Rights Agreement (the “Securityholders Agreement”), pursuant to which, among other things, Doral Holdings Delaware, LLC has the rights described in Item 6 below. The Securityholders Agreement is summarized in Item 6 hereof and is filed as Exhibit 3 to this Statement. The Securityholders Agreement, and the description thereof included in Item 6 hereof, is incorporated by reference into this Item 4.
     The Reporting Persons intend to review from time to time their investment in the Issuer. Depending on their review and evaluation of the business, financial position, capital requirements and prospects of the Issuer and the price level of the Issuer Common Stock, or such other factors as they may deem relevant (including general economic, market and industry conditions and prospects), and subject to the restriction set forth in the Securityholders Agreement (as described in Item 6 below), the Reporting Persons may (a) acquire additional shares of Issuer Common Stock, pursuant to preemptive rights, on the open market, on a privately negotiated basis or otherwise, (b) sell all or any part of the shares of Issuer Common Stock held by them pursuant to Rule 144 under the Securities Act of 1933, in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act or otherwise, (c) distribute shares of Issuer Common Stock to various of their partners or members, or (d) engage in any combination of the foregoing or other alternative courses of action, in each case subject to the Securityholders Agreement. Subject to the Securityholders Agreement, the Reporting Persons may enter into derivative transactions or hedging transactions with respect to the shares of Issuer Common Stock held by them. Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the Securityholders Agreement. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation current and anticipated future trading prices of the Issuer Common Stock, the financial condition, results of operations and prospects of the Issuer and the Reporting Persons and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
     Under the Securityholders Agreement, the acquisition of additional shares of Issuer Common Stock in certain types of transactions or the disposition of shares of Issuer Common Stock could have an effect on Doral Holdings Delaware, LLC’s rights under the agreement, including, without limitation, the level of Doral Holdings Delaware, LLC’s representation on the board of directors of the Issuer and the continuation of Doral Holdings Delaware, LLC’s rights and obligations under these agreements, as described in Item 6 hereof. As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may, through their representatives on the board of directors of the Issuer, continue to communicate with other members of the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the other members of the board of directors of the Issuer to create stockholder value. The Reporting Persons may discuss transactions contemplated by the Securityholders Agreement with the Issuer prior to exercising their rights under such agreement, which discussions may lead to the exercise or forbearance from exercise of such rights, and may alter the terms on which the Reporting Persons are willing to exercise such rights.
     In accordance with its rights under the Securityholders Agreement as described below in item 6, Doral Holdings Delaware, LLC designated five individuals to serve on the Issuer’s board of directors effective as of July 19, 2007, and plans to designate individuals to fill the four remaining vacancies on the board of directors of the Issuer.
     Other than as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of

Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     (a) As of July 19, 2007, Doral Holdings Delaware, LLC was the record and beneficial owner of 968,253,968 shares of Issuer Common Stock, representing approximately 90.0% of the outstanding shares of Issuer Common Stock. Doral Holdings, L.P., as the managing member of Doral Holdings Delaware, LLC, controls Doral Holdings Delaware, LLC and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Doral Holdings Delaware, LLC. Doral GP Ltd. is the general partner of Doral Holdings, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Doral Holdings Delaware, LLC.
     Except as noted in Schedule I hereto, none of the individuals or members listed in Schedule I beneficially owns any shares of Issuer Common Stock.
     (b) See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Issuer Common Stock by the Reporting Persons.
     (c) Except as set forth in Item 3 above, none of the Reporting Persons or, to the knowledge of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
     Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
     Pursuant to the Purchase Agreement, on July 19, 2007, Doral Holdings Delaware, LLC purchased 968,253,968 shares of Issuer Common Stock for an aggregate purchase price of $610,000,000. The Purchase Agreement is described in Item 3 above and is filed as an exhibit to this Statement. The Purchase Agreement is incorporated by reference into this Item 6.
     Upon the purchase of the shares of Issuer Common Stock by Doral Holdings Delaware, LLC, the Issuer and Doral Holdings Delaware, LLC entered into the Securityholders Agreement, which, among other things, contains certain governance arrangements and various provisions relating to stock ownership, stock transfers, voting and other matters. The following is a summary of selected provisions of the Securityholders Agreement. While the Reporting Persons believe this description covers the material terms of the Securityholders Agreement, it is qualified in its entirety by reference to the Securityholders Agreement, a copy of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.
     Share Ownership and Transfer
     Going Private Protection
     Pursuant to the Securityholders Agreement, Doral Holdings Delaware, LLC has agreed that it (and its affiliates) will not engage in a “going private” transaction with respect to the Issuer unless the transaction is approved by either (a) the disinterested directors (if any) on the board of directors of the Issuer or (b) the holders of a majority of the outstanding shares of Issuer common stock that are not affiliated with Doral Holdings Delaware, LLC. Whether or not the transaction is structured to require disinterested director approval, the disinterested directors will be authorized to retain advisors.
     Tag-Along Rights
     Pursuant to the Securityholders Agreement, as long as Doral Holdings Delaware, LLC owns a majority of the outstanding shares of Issuer Common Stock, if Doral Holdings Delaware, LLC transfers to any third party, in one or a series of related transactions, a majority of the outstanding shares of Issuer Common Stock, then the transaction would be required to provide for or permit the Issuer’s public shareholders to participate on the same terms, on a pro rata basis. The Issuer’s public shareholders will similarly have this right to participate in such a transaction if a majority interest in Doral Holdings Delaware, LLC is so transferred while it still owns a majority of the outstanding shares of Issuer Common Stock, with the price per share to be the price implied by the price being paid for equity of Doral Holdings Delaware, LLC taking into account its equity structure and other assets and liabilities.
     Preemptive Rights
     Pursuant to the Securityholders Agreement, as long as Doral Holdings Delaware, LLC owns at least 25% of the outstanding shares of Issuer Common Stock, if the Issuer at any time issues shares of Issuer Common Stock for financings, acquisitions or otherwise (other than pursuant to the exercise of employee stock options, stock appreciation rights or similar instruments), Doral Holdings Delaware, LLC will have the option to purchase for cash from the Issuer a sufficient number of shares of Issuer Common Stock at the same purchase price as the price for such additional shares to be issued so that, after the issuance of such shares, Doral Holdings Delaware, LLC will maintain its ownership percentage in the Issuer.
     As long as Doral Holdings Delaware, LLC owns at least 25% of the outstanding shares of Issuer Common Stock, if the Issuer at any time issues options (other than employee stock options, stock appreciation rights or similar instruments) or warrants that are exercisable for, or debt or equity securities that are convertible into or exchangeable or exercisable for, shares of Issuer Common Stock, the Issuer is required to offer Doral Holdings Delaware, LLC the opportunity to purchase for cash from the Issuer a sufficient number of such securities at the same purchase price as the price for such securities to be issued so that, after the issuance of such securities, Doral Holdings Delaware, LLC will maintain its ownership percentage in the Issuer.
     Share Repurchases
     If any time that Doral Holdings Delaware, LLC owns at least 25% but less than 60% of the outstanding shares of Issuer Common Stock, the Issuer issues restricted shares of Issuer Common Stock or shares of Issuer Common Stock upon exercise of options, stock appreciation rights or similar instruments granted to Issuer’s directors, officers, employees, consultants or others, and the shares of Issuer Common Stock so issued exceed 2.5% of the outstanding shares of Issuer Common Stock (either alone or together with prior issuances for which repurchases have not been carried out), the Issuer will be required to use its best efforts to effect open-market repurchases to allow Doral Holdings Delaware, LLC to maintain its pre-issuance ownership percentage.
     Corporate Governance
     Pursuant to the Securityholders Agreement, as long as Doral Holdings Delaware, LLC owns a majority of the outstanding shares of Issuer Common Stock, it will have the power to select all members of the Issuer’s board of directors (currently 11 members). Furthermore, if in the future Doral Holdings Delaware, LLC owns between 4.99% and 50% of the outstanding shares of Issuer Common Stock, Doral Holdings Delaware, LLC will be entitled to proportionate representation on the board of directors of the Issuer and each significant subsidiary and, as long as it owns at least 15% of the outstanding shares of Issuer Common Stock, on each committee thereof, but in each case will have at least one director on any such board of directors or committee.
     Registration Rights
     Demand Registration Rights
     After the six-month anniversary of the purchase of shares of Issuer Common Stock pursuant to the Purchase Agreement, Doral Holdings Delaware, LLC and its transferees will have the right to initiate demand registrations. The Issuer will be required to use its reasonable best efforts to file a registration statement, as promptly as reasonably practicable, but not later than 30 days (or, if Issuer is not then eligible to use Form S-3, 90 days) after receipt of a demand notice. Notwithstanding the foregoing, the Issuer will not be required to effect a demand registration unless the aggregate gross proceeds resulting from such demand registration could reasonably be expected to equal or exceed $25 million or relates to at least 5% of the then-outstanding shares of Issuer Common Stock. The Issuer is not obligated to effect any demand registration within 90 days after the effective date of the previous demand registration statement or previous statement under which a piggyback registration was available, as described below.
     In exercising their registration rights, Doral Holdings Delaware, LLC and its transferees may request a shelf registration. To the extent that the Issuer is eligible to use Form S-3, the Issuer has agreed to use its reasonable best efforts to keep any shelf registration continuously effective for one year following the effective date thereof.
     The Issuer may postpone for a reasonable period of time, not to exceed 60 days, the filing or effectiveness of a registration statement, or suspend the use of a shelf registration statement, if it furnishes a certificate signed by both the chief executive officer and chief financial officer of the Issuer, certifying that, in the good faith judgment of the Issuer’s board of directors, such registration, offering or use would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing or would require the Issuer to make an “Adverse Disclosure.” “Adverse Disclosure” means the disclosure of any material transaction that has not been, and is not otherwise required to be, disclosed to the public, and the premature disclosure of which would be materially detrimental to the Issuer or would materially interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving the Issuer.

     Piggyback Registration Rights
     Pursuant to the Securityholders Agreement, Doral Holdings Delaware, LLC and its transferees also have registration rights, pursuant to which they will be entitled to request that the Issuer include any and all of the unregistered shares in any registration statement filed by the Issuer with respect to an offering of shares of Issuer Common Stock, other than any registration statements for acquisitions and employee benefit or dividend reinvestment plans.
     Other Provisions
     The Securityholders Agreement includes customary provisions with respect to selection of underwriters, opinions of counsel and auditors, registration expenses, indemnification and other customary provisions.
     Without the approval of at least four members of the Doral GP Ltd. board of directors, Doral GP Ltd. will not (A) at any time prior to the fifth anniversary of the purchase of shares of Issuer Common Stock, vote (or cause to be voted) any shares of Issuer Common Stock held directly or indirectly by Doral Holdings, L.P. in connection with any merger, consolidation, share exchange, asset sale or other similar transaction involving the Issuer that is submitted to the shareholders for their approval or cause Doral Holdings, L.P. to sell, exchange or otherwise dispose of any shares of the Issuer Common Stock held directly or indirectly by Doral Holdings, L.P., (B) cause Doral Holdings, L.P. to make any investments in securities of the Issuer other than as expressly contemplated by the Purchase Agreement or (C) so long as Doral Holdings, L.P. holds directly or indirectly 25% of the shares of Issuer Common Stock held as of July 19, 2007, liquidate or dissolve Doral GP Ltd. or Doral Holdings, L.P., or cause Doral Holdings, L.P. to make a distribution in kind.
Item 7. Material to be Filed as Exhibits
1.	Joint Filing Agreement, dated as of July 27, 2007.

2.	Stock Purchase Agreement, dated as of May 16, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 17, 2007).

3.	Securityholders and Registration Rights Agreement, dated as of July 19, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on July 20, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DORAL HOLDINGS DELAWARE, LLC

By:	Doral Holdings, L.P.
Its:	Managing Member

By:	Doral GP Ltd.
Its:	General Partner

By:	/s/ David E. King

Name: David E. King
Title: Director

DORAL HOLDINGS, L.P.

By:	Doral GP Ltd.
Its:	General Partner

By:	/s/ David E. King

Name: David E. King
Title: Director

DORAL GP LTD.

By:	/s/ David E. King

Name: David E. King
Title: Director
Dated: July 27, 2007

SCHEDULE I
     The name, citizenship and present principal occupation or employment and business address of each director of Doral GP Ltd. and the name of any organization in which such employment is conducted are set forth below.

Name	Present Principal Occupation or Employment and Business Address
Scott Henkin Director (citizen of the United States)	Senior Vice President D. E. Shaw & Co. 120 West 45th Street New York, NY 10036

David E. King Director (citizen of the United States)	Senior Managing Director Bear Stearns & Co. 383 Madison Avenue New York, NY 10179

Howard M. Levkowitz Director (citizen of the United States)	Managing Partner Tennenbaum Capital Partners 2951 28th Street Santa Monica, CA 90405

Michael J. O’Hanlon Director (citizen of the United States)	Senior Managing Director Marathon Asset Management 461 Fifth Avenue, 11th Floor New York, NY 10017

Ori Uziel Director (citizen of the United States)	Managing Director Perry Corp. c/o Perry Capital 767 Fifth Avenue, 19th Floor New York, NY 10153
     The name of each member in Doral GP Ltd. who has the right to designate one director for election to the board of directors of Doral GP Ltd. is set forth below.

Name
Bear Stearns Merchant Banking III AIV (Cayman) Ltd. Perry Capital, LLC Marathon Special Opportunity Master Fund, Ltd. D. E. Shaw Laminar Portfolios, L.L.C. Tennenbaum Opportunities Partners V, LP

     Certain affiliates of Bear Stearns Merchant Banking III AIV (Cayman) Ltd. have beneficial ownership of 292,394 shares of Issuer Common Stock.
     Certain affiliates of Perry Capital, LLC have beneficial ownership of 2,500,000 shares of Issuer Common Stock.
     Certain affiliates of D. E. Shaw Laminar Portfolios, L.L.C. have beneficial ownership of or have obligations to acquire, in the aggregate, 1,521,646 shares of Issuer Common Stock.